Exhibit 4.6

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, Digital Ally, Inc. (the “Company,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, $0.001 par value per share (the “Common Stock).

General

The following description of our Common Stock and certain provisions of our articles of incorporation, as amended (“Articles of Incorporation”), and our Bylaws are summaries and are qualified by reference to our Articles of Incorporation and Bylaws. Such summaries do not purport to be complete and are qualified in their entirety by reference to Nevada law, including the NRS, as well as copies of our Articles of Incorporation and Bylaws, which have been filed as exhibits to prior reports filed by us with the SEC and are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Common Stock

Our authorized Common Stock consists of 50,000,000 shares of Common Stock, $0.001 par value per share. As of June 23, 2020, we had 26,581,600 shares of our Common Stock issued and outstanding, which excludes 63,518 shares held in treasury.

Voting Rights

Each share of our Common Stock entitles the owner to one vote. There is no cumulative voting. A simple majority can elect all of the directors at a given meeting, and the minority would not be able to elect any director at that meeting.

Dividends

Each share of our Common Stock is entitled to receive an equal dividend, if one is declared. We cannot provide any assurance that we will declare or pay cash dividends on our Common Stock in the future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our board of directors may determine it to be necessary to retain future earnings (if any) to finance our growth. See “Risk Factors” and “Dividend Policy.”

Liquidation

If the Company is liquidated, then assets that remain (if any) after the creditors are paid and the owners of any securities with liquidation preferences senior to the Common Stock are paid will be distributed to the owners of our Common Stock pro rata.

Preemptive Rights

Owners of our Common Stock have no preemptive rights. We may sell shares of our Common Stock to third parties without first offering such shares to current stockholders.

Redemption Rights

We do not have the right to buy back shares of our Common Stock except in extraordinary transactions, such as mergers and court approved bankruptcy reorganizations. Owners of our Common Stock do not ordinarily have the right to require us to buy their Common Stock. We do not have a sinking fund to provide assets for any buy back.

Conversion Rights

Shares of our Common Stock cannot be converted into any other kind of stock except in extraordinary transactions, such as mergers and court approved bankruptcy reorganizations.

Nonassessability

All outstanding shares of our Common Stock are fully paid and nonassessable.

Listing

Our Common Stock trades on Nasdaq under the symbol “DGLY.”

Transfer Agent and Registrar

Our transfer agent and registrar for our Common Stock in the United States is Action Stock Transfer Corporation, located at 2469 E. Fort Union Blvd., Salt Lake City, UT 84122. Its telephone number is (801) 274-1088.

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